PROGEN                                              2806 Ipswich Road, Darra
INDUSTRIES LIMITED                                  Queensland 4076 Australia
                                                    PO Box 28 Richlands B.C.
                                                    Queensland 4077 Australia
                                                    Telephone:   +61 7 3273 9100
                                                    Facsimile:   +61 7 3375 1168

9 August 2005


Company Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000



Dear Sir/Madam

RE: FORM 604 "NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER"

Please find following the above named form received by the Company from Medigen Biotechnology Corporation ("Medigen") on 8 August 2005.

Medigen advise that they are no longer a substantial shareholder in the Company due to their shareholding being diluted in May and June 2005 with the exercise of the Company's options into ordinary shares and the private placement completed on 15 June 2005.




Yours sincerely


/s/ Linton Burns

LINTON BURNS
Company Secretary


                                                      Website: www.progen.com.au

--------------------------------------------------------------------------------
                                    FORM 604

                              CORPORATIONS ACT 2001
                                  SECTION 671B

               NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER
--------------------------------------------------------------------------------

To Company Name/Scheme        PROGEN INDUSTRIES LIMITED
                              --------------------------------------------------

ACN/ARSN                      010 975 612
                              --------------------------------------------------

1.   DETAILS OF SUBSTANTIAL HOLDER(1)

Name                          MEDIGEN BIOTECHNOLOGY CORPORATION
                              --------------------------------------------------

ACN/ARSN (If applicable)
                              --------------------------------------------------

There was a change in the interests of
the substantial holder on                    15/06/2005

The previous notice was given to the
Company on                                   12/05/2004

The previous notice was dated                12/05/2004

2.   PREVIOUS AND PRESENT VOTING POWER

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

--------------------------------------------------------------------------------------------
Class of securities (4)  Previous notice                    Present notice
                         ---------------------------------  --------------------------------
                         Person's votes   Voting power (5)  Person's votes  Voting power (5)
-----------------------  ---------------  ----------------  --------------  ----------------
Fully Paid Ordinary            1,850,089             5.46%       1,911,350             4.71%
Shares
--------------------------------------------------------------------------------------------


3.   CHANGES IN RELEVANT INTERESTS

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

-------------------------------------------------------------------------------------------------------------
Date of change  Person whose       Nature of change   Consideration        Class and number    Person's votes
                relevant interest  (6)                given in relation    of securities       affected
                changed                               to change (7)        affected
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen                                                    406,261 Fully
                Biotechnology      Exercise of                             Paid Ordinary
31/5/2004       Corporation        options            $      1,015,652.50  Shares              2,256,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              20,000 Fully Paid
22/10/04        Corporation        Sale               $        114,705.10  Ordinary Shares     2,236,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              9,000 Fully Paid
26/10/04        Corporation        Sale               $         50,857.50  Ordinary Shares     2,227,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              2,770 Fully Paid
27/10/04        Corporation        Sale               $         15,615.10  Ordinary Shares     2,224,580
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              3,470 Fully Paid
28/10/04        Corporation        Sale               $         19,488.10  Ordinary Shares     2,221,110
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              37,500 Fully Paid
23/11/04        Corporation        Sale               $        214,723.61  Ordinary Shares     2,183,610
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              67,260 Fully Paid
24/11/04        Corporation        Sale               $        365,965.76  Ordinary Shares     2,116,350
-------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------
                Medigen
                Biotechnology                                              35,000 Fully Paid
25/11/04        Corporation        Sale               $        189,373.00  Ordinary Shares     2,081,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              35,000 Fully Paid
26/11/04        Corporation        Sale               $        187,762.51  Ordinary Shares     2,046,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              40,000 Fully Paid
29/11/04        Corporation        Sale               $        219,354.76  Ordinary Shares     2,006,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              45,000 Fully Paid
30/11/04        Corporation        Sale               $        243,953.37  Ordinary Shares     1,961,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              2,000 Fully Paid
3/12/04         Corporation        Sale               $         10,100.00  Ordinary Shares     1,959,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              5,000 Fully Paid
21/12/04        Corporation        Sale               $         22,502.56  Ordinary Shares     1,954,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              18,000 Fully Paid
29/12/04        Corporation        Sale               $            81,060  Ordinary Shares     1,936,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              14,000 Fully Paid
30/12/04        Corporation        Sale               $            63,000  Ordinary Shares     1,922,350
--------------  -----------------  -----------------  -------------------  ------------------  --------------
                Medigen
                Biotechnology                                              11,000 Fully Paid
4/1/05          Corporation        Sale               $            49,500  Ordinary Shares     1,911,350
-------------------------------------------------------------------------------------------------------------

4.   PRESENT RELEVANT INTERESTS

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

-------------------------------------------------------------------------------------------------------------
                Person whose       Nature of change   Consideration        Class and number    Person's votes
Date of Change  relevant interest  (6)                given in relation    of securities       affected
                changed                               to change (7)        affected
--------------  -----------------  -----------------  -------------------  ------------------  --------------
16/6/2005       Medigen            Exercise of                             1,911,350 Fully     1,911,350
                Biotechnology      Options and Sale                        Paid Ordinary
                Corporation        of Shares                               Shares
-------------------------------------------------------------------------------------------------------------

5.   CHANGES IN ASSOCIATION

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

---------------------------------------------------------------------------------------------
Name and ACN/ARSN (If applicable)  Nature of association
---------------------------------  ----------------------------------------------------------

Not Applicable
---------------------------------  ----------------------------------------------------------

---------------------------------------------------------------------------------------------

6.   ADDRESSES

The addresses of persons named in this form are as follows:

---------------------------------------------------------------------------------------------
Name                               Address
---------------------------------  ----------------------------------------------------------

Medigen Biotechnology Corporation  5F, No. 611, Sec.l, Wanshou Rd., Gueishan Shiang, Taoyuan,
                                   Taiwan 333.
---------------------------------  ----------------------------------------------------------

---------------------------------------------------------------------------------------------


SIGNATURE

          Print name  Dr Stanley Chang   Capacity  Chairman and CEO
                    --------------------         --------------------

          Sign here   /s/ Dr Stanley Chang   DATE 28/08/2005
                    ------------------------